Exhibit 99.1

JinkoSolar Announces Appointment of New Independent Director

SHANGHAI, April 13, 2015 -- JinkoSolar Holding Co., Ltd. ("JinkoSolar" or the "Company") (NYSE: JKS), a global leader in the PV industry, today announced that Mr. Yingqiu Liu has been appointed as a new independent director, effective April 13, 2015. Mr. Liu will serve as a member of the audit committee and nominating and corporate governance committee of the board of directors of JinkoSolar (the “Board”).

Prior to his appointment as the Company’s independent director, Mr. Liu was a member of the China Federation of Industry and Commerce Committee, a Specially-Invited Vice President of the China Association of Small and Medium Enterprises, a Vice Director of China Research Society of Urban Development, a member of the Chinese Economic Social Development Council, a member of China International Culture Exchange Centre and the Director-General of the Center for Private Economic Studies in the Chinese Academy of Social Sciences (“CASS”). Prior to 2013, Mr. Liu was President, Professor, Doctoral supervisor of CASS’s Graduate School. Mr. Liu graduated from Nankai University with a doctor degree in economics in April 1991. Mr. Liu was recognized as an expert who enjoys the life-time special allowance by the State Council.

In addition, Mr. Xiande Li, chairman of the Board, has been appointed as chairperson of the nominating and corporate governance committee effective April 13, 2015.

“We warmly welcome Mr. Liu to JinkoSolar’s Board,” commented Mr. Xiande Li, chairman of JinkoSolar. “Mr. Liu brings with him a vast amount of economic and academic experience which will surely benefit the Company over the long term as we work towards our goal of becoming a one-stop energy solutions provider.”

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is a global leader in the solar industry. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 2.5 GW for silicon ingots and wafers, 2.0 GW for solar cells, and 3.2 GW for solar modules, as of December 31, 2014. JinkoSolar also sells electricity in China, and has connected approximately 500 MW of solar power projects to the grid, as of December 31, 2014.

JinkoSolar has over 13,000 employees across its 4 productions facilities in Jiangxi and Zhejiang Provinces, China, Portugal and South Africa, 12 global sales offices in China, Spain, the United Kingdom, the United Arab Emirates, Jordan, Saudi Arabia, Egypt, Morocco, Ghana, Brazil, Costa Rica and Mexico and 11 oversea subsidiaries in Germany, Italy, Switzerland, the United States, Canada, Australia, Singapore, Japan, India, South Africa and Chile.

To find out more, please see: www.jinkosolar.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends, "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Sebastian Liu

JinkoSolar Holding Co., Ltd.

Tel: +86 21-6061-1792
Email: ir@jinkosolar.com